EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

	Note	September 30, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents		$300,319	$344,926
Restricted cash		—	1,206
Marketable securities	4(d)	159,612	3,120
Trade and other receivables		66,269	55,872
Inventories	5	202,366	208,290
Other current assets		31,120	32,610
		759,686	646,024
Non-current assets
Restricted cash		12,422	2,004
Inventory	5	138,082	130,888
Mineral properties, plant and equipment	6	2,510,960	1,844,973
Exploration and evaluation assets		51,499	13,750
Investment in associate	4(d), 7	105,024	22,287
Derivative assets	9(a)	75,578	—
Other assets		12,097	13,474
Total assets		$3,665,348	$2,673,400

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$156,421	$130,543
Current portion of loans and borrowings	8	26,667	13,333
Derivative liabilities - current	9(b)	73,330	63,993
Other current liabilities		27,896	14,795
		284,314	222,664
Non-current liabilities
Loans and borrowings	8	518,426	531,908
Reclamation obligations		118,495	117,103
Derivative liabilities	9(b)	41,122	90,573
Other long-term liabilities		56,064	32,769
Deferred tax liabilities		317,458	229,860
Total liabilities		1,335,879	1,224,877

Shareholders’ equity
Share capital	11	2,004,792	1,518,042
Reserves		46,981	38,779
Accumulated other comprehensive income (“AOCI”)		15,180	—
Retained earnings (deficit)		262,516	(108,298)
Total equity		2,329,469	1,448,523
Total liabilities and equity		$3,665,348	$2,673,400

Commitments and contingencies (notes 4(b), 6, 12 and 22)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Income (Loss)

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended
	Note	2021	September 30, 2020	2021	September 30, 2020
			Note 2(c)(iii)(v)		Note 2(c)(iii)(v)

Revenue	12	$245,129	$244,454	$701,055	$589,876
Operating expenses	13	(152,655)	(119,669)	(439,297)	(309,187)
Depreciation and depletion		(43,268)	(36,068)	(122,730)	(88,188)
Earnings from mine operations		49,206	88,717	139,028	192,501

Care and maintenance	14	(6,010)	(13,059)	(15,189)	(35,563)
Exploration		(5,629)	(2,868)	(13,318)	(9,461)
General and administration	15	(12,444)	(8,142)	(35,293)	(24,334)
Income from operations		25,123	64,648	75,228	123,143

Finance expense		(10,687)	(12,773)	(31,206)	(31,104)
Finance income		1,088	613	1,708	1,250
Other income (expense)	16	(23,301)	(39,518)	327,487	(117,433)
Net income (loss) before taxes		(7,777)	12,970	373,217	(24,144)

Current tax expense		(5,124)	(9,324)	(20,294)	(25,391)
Deferred tax recovery (expense)		7,661	(410)	17,891	(19,415)
Net income (loss)		$(5,240)	$3,236	$370,814	$(68,950)

Net income (loss) per share
Basic	18	$(0.02)	$0.01	$1.33	$(0.34)
Diluted	18	$(0.02)	$0.01	$1.15	$(0.34)

Weighted average shares outstanding
Basic	18	300,513,742	241,249,679	279,588,163	202,538,753
Diluted	18	300,513,742	244,066,116	327,988,995	202,538,753

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited, expressed in thousands of United States dollars)

		Three months ended		Nine months ended
	Note	2021	September 30, 2020	2021	September 30, 2020
			Note 2(c)(iii)(v)		Note 2(c)(iii)(v)

Net income (loss)		$(5,240)	$3,236	$370,814	$(68,950)

Other comprehensive income (“OCI”), net of tax
Foreign currency translation		(4,995)	—	(4,121)	—
(Decrease) increase in fair value of marketable securities	4(d)	(15,108)	—	22,313	—
Income tax recovery (expense) relating to the change in fair value of marketable securities		2,040	—	(3,012)	—
		$(18,063)	$—	$15,180	$—
Net comprehensive income (loss)		$(23,303)	$3,236	$385,994	$(68,950)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

		Three months ended		Nine months ended
	Note	2021	September 30, 2020	2021	September 30, 2020
Cash provided by (used in):			Note 2(c)(iii),(v)		Note 2(c)(iii),(v)

Operations
Net income (loss) for the period		$(5,240)	$3,236	$370,814	$(68,950)
Adjustments for:
Depreciation and depletion		44,635	36,638	126,012	97,873
Tax (recovery) expense		(2,536)	9,734	2,403	44,806
Change in fair value of derivatives	9(a), (b)	4,735	21,431	(103,028)	96,649
Gain on sale of investments	4(d)	—	—	(50,300)	—
Gain on reclassification of investment in Solaris Resources Inc.	4(d)	—	—	(186,067)	—
Unrealized foreign exchange loss (gain)		(1,451)	4,365	4,378	(14,336)
Finance expense		10,687	12,773	31,206	31,104
Non-cash share-based compensation		2,343	2,450	6,175	6,535
Income taxes paid		(4,613)	(13,479)	(19,753)	(26,604)
Gain on disposal of subsidiary	4(c)	—	—	(45,417)	—
Other		(241)	9,007	5,503	9,944

Operating cash flow before non-cash changes in working capital		48,319	86,155	141,926	177,021
Changes in non-cash working capital	19	16,438	(17,594)	23,429	(11,367)

		64,757	68,561	165,355	165,654
Investing
Capital expenditures		(71,505)	(47,668)	(236,786)	(121,991)
Investment in Greenstone Gold Mines	4(b)	—	—	(50,905)	—
Investment in i-80 Gold Corp	7	—	—	(30,957)	—
Net proceeds (payments) on disposal of assets	4(c), (d)	(1,467)	2,500	90,478	3,500
Acquisition of Premier Gold Mines Limited	4(a)	—	—	8,267	—
Acquisition of Leagold Mining Corporation		—	—	—	55,252
Other		(611)	(1,392)	(1,689)	(9,685)

		(73,583)	(46,560)	(221,592)	(72,924)
Financing
Net proceeds from private placement	11(b)	—	—	59,498	39,938
Proceeds from option and warrant exercises		1,195	5,992	16,869	169,384
Draw down of loans and borrowings	8	—	—	—	518,958
Repayment of loans and borrowings	8	(6,668)	(200,000)	(24,316)	(546,274)
Finance fees paid	2(c)(iii)	(5,932)	(7,229)	(17,352)	(32,068)
Lease payments		(7,116)	(1,861)	(16,067)	(4,248)
Other		—	1,242	—	10,118

		(18,521)	(201,856)	18,632	155,808

Effect of foreign exchange on cash and cash equivalents		(6,257)	(3,488)	(7,002)	(5,535)
Increase (decrease) in cash and cash equivalents		(33,604)	(183,343)	(44,607)	243,003

Cash and cash equivalents, beginning of period		333,923	494,062	344,926	67,716
Cash and cash equivalents, end of period		$300,319	$310,719	$300,319	$310,719

Supplemental cash flow information (note 19)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Reserves	AOCI	Retained earnings	Total
December 31, 2020 (as reported)	242,354,406	$1,518,042	$38,779	$—	$(109,866)	$1,446,955
Adjustment on initial application of IAS 16 amendment (note 2(c)(ii))	—	—	—	—	1,568	1,568
December 31, 2020	242,354,406	1,518,042	38,779	—	(108,298)	1,448,523
Shares and options issued to acquire Premier Gold Mines Limited (note 4(a))	47,373,723	399,613	8,155	—	—	407,768
Shares issued in private placement (note 11(b))	7,500,000	59,595	—	—	—	59,595
Shares issued on exercise of warrants, stock options and RSUs (note 11)	3,405,850	27,639	(6,671)	—	—	20,968
Share-based compensation	—	—	6,718	—	—	6,718
Share issue costs	—	(97)	—	—	—	(97)
Net income and comprehensive income	—	—	—	15,180	370,814	385,994
Balance September 30, 2021	300,633,979	$2,004,792	$46,981	$15,180	$262,516	$2,329,469

	Share Capital
	Shares	Amount	Reserves	Deficit	Total
December 31, 2019	113,452,363	$505,686	$27,959	$(130,586)	$403,059
Shares and options issued to acquire Leagold Mining Corporation	94,635,765	732,042	19,777	—	751,819
Shares issued in financings	6,472,491	40,000	—	—	40,000
Shares issued on exercise of shareholder anti-dilution right	461,947	2,855	—	—	2,855
Equity component of Convertible Notes	—	—	8,322	—	8,322
Shares issued on exercise of warrants, stock options and RSUs	26,847,608	233,265	(20,489)	—	212,776
Share-based compensation	—	—	3,512	—	3,512
Share issue costs	—	(62)	—	—	(62)
Net loss and comprehensive loss	—	—	—	(68,950)	(68,950)
Balance September 30, 2020	241,870,174	$1,513,786	$39,081	$(199,536)	$1,353,331

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

6

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

1.	NATURE OF OPERATIONS

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE-A”) in the United States under the symbol “EQX”.

Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.

On April 7, 2021, the Company completed the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Acquisition”) (note 4(a)). The results of operations of Premier are included in these financial statements from April 7, 2021 onward.

All of the Company’s principal properties are located in the Americas. At September 30, 2021, the Company had two properties in the United States, two properties in Mexico, four in Brazil and one in Canada. The Company’s producing assets at September 30, 2021 were the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) and the Mercedes Mine (“Mercedes”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”) and the RDM Mine (“RDM”) in Brazil. The Company’s Santa Luz project (“Santa Luz”) in Brazil is in construction. The Company has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, a development project in early construction.

2.	BASIS OF PREPARATION
(a)	Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2020. Except as described in note 2(c), the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Company’s Board of Directors on November 3, 2021.

(b)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company its subsidiaries, and joint operations (note 2(c)(iv)). Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation.

7

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

2.	BASIS OF PREPARATION (CONTINUED)

At September 30, 2021, the Company’s material subsidiaries include the following:

Company	Location	Principal Activity	Ownership Interest
Castle Mountain Venture, GP	USA	Production	100%
Western Mesquite Mines, Inc.	USA	Production	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	Production	100%
Minera Mercedes Minerales, S. de. R.L. de C.V.	Mexico	Production	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	Production	100%
Mineração Aurizona S.A.	Brazil	Production	100%
Mineração Riacho Dos Machados Ltda	Brazil	Production	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	Development	100%

At September 30, 2021, the Company has a 60% interest in Greenstone Gold Mines Limited Partnership which is a joint operation.

(c)	Significant accounting policies
(i)	Foreign currency translation

The functional currency for each entity consolidated within the Company’s financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). Prior to the acquisition of Premier, the functional currency for all entities in the consolidated group was the United States dollar (“US dollar”). The functional currency of certain of the subsidiaries and joint operations acquired in the Premier Acquisition, including Greenstone, is the Canadian dollar.

For subsidiaries or joint operation which have a Canadian dollar functional currency, foreign currency balances and transactions are translated into the US dollar presentation currency as follows:

•	Assets and liabilities are translated at the exchange rate prevailing at the date of the statement of financial position;
•	Revenues and expenses are translated as average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; and
•	Exchange gains and losses on translation are included in OCI.
(ii)	IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the International Accounting Standards Board (“IASB”) published a narrow scope amendment to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost will be recognized in profit or loss.

The effective date of the amendment is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use in the earliest period presented in the financial statements in the year of adoption.

The Company adopted the amendment in its financial statements for the annual period beginning on January 1, 2021. On adoption, the Company reclassified $1.6 million of pre-commercial production net income earned in the fourth quarter from property, plant and equipment to the income statement for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in operating expenses and $0.3 million in depreciation.

8

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

2.	BASIS OF PREPARATION (CONTINUED)
(iii)	Presentation of finance fees and interest paid in statement of cash flows

Effective January 1, 2021, the Company made an accounting policy change to classify cash interest paid within the condensed consolidated statement of cash flows for the three and nine months ended September 30, 2021 as a financing activity rather than an operating activity, which more appropriately reflects the nature of these cash flows. Comparative figures for the three and nine month periods have been reclassified to conform with this change in accounting policy.

(iv)	Joint arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

The Company’s interest in Greenstone (note 4(b)) is classified as a JO, whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company consolidates its proportionate share of the JO’s assets, liabilities, revenues and expenses.

(v)	Purchase price accounting measurement period adjustments

On March 10, 2020, the Company completed the acquisition of Leagold Mining Corporation (“Leagold” and the “Leagold Acquisition”).

As of December 31, 2020, the Company completed its allocation of the purchase price to the fair value of assets acquired and liabilities assumed. Comparative figures for the three and nine months ended September 30, 2020 have been recast to reflect measurement period adjustments to inventories, mineral properties, plant and equipment, reclamation obligations and deferred tax liabilities. As a result of these measurement period adjustments, the Company recognized an additional $9.3 million in operating expenses and a decrease of $0.3 million in depreciation and $1.4 million in tax expense for the three months ended September 30, 2020 compared to previously reported figures. For the nine months ended September 30, 2020, the Company recognized an additional $24.8 million in operating expenses, $0.1 million in depreciation, and a decrease of $3.9 million in tax expense from previously reported figures.

3.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2020 except as follows:

Investments

Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. Upon completion of the acquisition of Premier, the Company determined that its 50% interest in Greenstone was a JO due to provisions in the limited partnership agreement which require unanimous approval of the partners regarding the relevant activities of Greenstone, and the fact that the partners have rights to the assets and obligations for the liabilities of Greenstone.

On April 16, 2021, upon acquisition of an incremental 10% interest in Greenstone, bringing the Company’s total interest in the project to 60%, the Company reassessed its conclusion on joint control. The Company determined that due to contractual sharing of control through the unanimous approval required of the partners, the Company’s investment in Greenstone remained a JO.

9

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

3.	USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

On April 28, 2021, upon sale of a portion of the Company’s shareholdings in Solaris Resources Inc. (“Solaris”), the Company’s interest in Solaris decreased to 19.9%. The Company determined that due to the reduction of its interest, the Company no longer had significant influence and discontinued accounting for its interest using the equity method.

4.	CORPORATE TRANSACTIONS
(a)	Acquisition of Premier

On April 7, 2021, the Company completed the acquisition of Premier. Premier’s principal assets acquired include a 50% interest in the Greenstone project in Ontario, Canada and the producing Mercedes Mine in Mexico.

The Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share held (the “Exchange Ratio”). All outstanding options and warrants of Premier that were not exercised prior to the acquisition date were replaced with Equinox Gold options and warrants, as adjusted in accordance with the Exchange Ratio. Premier retained a 30% interest in i-80 Gold which the Company acquired (note 7).

The Company determined that the Premier Acquisition represents a business combination, with Equinox Gold identified as the acquirer. Transaction costs incurred in respect of the acquisition totaling $2.8 million, of which $0.8 million were incurred in 2020, were expensed and presented within professional fees in general and administration expense.

The acquisition date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$399,613
Option consideration(2)	8,155
Warrant consideration(3)	505
Total consideration	$408,273
(1)	The fair value of 47,373,723 common shares issued to Premier shareholders was determined using the Company’s share price of C$10.64 per share on the acquisition date.
(2)	The fair value of 2,813,747 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$7.27, expected life of 2.07 years, annualized volatility of 41.3%, dividend yield of 0.0%, and discount rate of 0.37%.
(3)	The fair value of 393,400 replacement warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$10.42, expected life of 0.82 years, annualized volatility of 39.7%, dividend yield of 0.0%, and discount rate of 0.15%.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The table below presents the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation is preliminary and the fair values are subject to change as there has not been sufficient time to complete the valuation process, the valuation work must be finalized within twelve months following the acquisition date. Mineral properties, plant and equipment, exploration and evaluation assets and deferred taxes are all subject to change. Any adjustments made will be recognized retrospectively and comparative information will be revised.

10

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

4.	CORPORATE TRANSACTIONS (CONTINUED)

Net assets (liabilities) acquired:
Cash and cash equivalents	$8,267
Trade and other receivables	13,165
Inventory	11,937
Investment in associate	79,001
Mineral properties, plant and equipment	439,638
Exploration and evaluation assets	36,479
Other assets	12,731
Accounts payable and accrued liabilities	(18,002)
Stream arrangement	(40,369)
Loans and borrowings and accrued interest	(17,649)
Reclamation obligations	(13,481)
Deferred tax liabilities	(103,294)
Other liabilities	(150)
Fair value of net assets acquired	$408,273

The fair value of mineral properties, plant and equipment, exploration and evaluation assets, the stream arrangement and reclamation obligations were estimated using discounted cash flow models, comparable transactions and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of the investment in associate was based on the quoted market price of related common shares. The fair value of inventory was based on forward gold prices and the cost to complete in determining the net realizable value.

Consolidated revenue for the three and nine months ended September 30, 2021 includes revenue from the properties acquired in the Premier Acquisition of $18.8 million and $38.0 million, respectively. Consolidated net income for the three and nine months ended September 30, 2021 includes net loss before tax from Premier of $6.8 million and $2.0 million, respectively. Had the transaction occurred on January 1, 2021, pro-forma unaudited consolidated revenue and net loss before tax for the nine months ended September 30, 2021 would have been approximately $734 million and $381 million, respectively.

(b)	Acquisition of additional interest in Greenstone

On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone, bringing the Company’s total interest in the project to 60%, for aggregate consideration of $59.9 million, consisting of a cash payment of $51.0 million on closing and the assumption of the following contingent payment obligations:

•	a $5 million cash payment 24 months after a positive mine construction decision for Greenstone; and
•	the delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.

The contingent consideration was measured at its fair value of $8.9 million at the date of acquisition based on the projected cash outflows associated with the contingent payments at the milestone dates, adjusted for the time value of money using an appropriate market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.

11

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

4.	CORPORATE TRANSACTIONS (CONTINUED)

The Company concluded that Greenstone was not a business and accordingly accounted for the acquisition of the additional 10% interest as an asset acquisition. The total consideration was allocated to the assets acquired and liabilities assumed as follows:

Net assets acquired:
Cash and cash equivalents	$95
Restricted cash	1,043
Trade and other receivables	21
Other assets	10
Mineral properties, plant and equipment	57,455
Exploration and evaluation assets	1,623
Accounts payable	(287)
Other liabilities	(27)
Fair value of net assets acquired	$59,933

The contingent payment obligations are classified as financial liabilities; the cash payment obligation is measured at amortized cost and accreted to present value using an effective interest rate of 18.5%. The production payment obligation is a derivative measured at fair value at the end of each reporting period (Note 9(b)(vi)).

At September 30, 2021, the fair value of the cash component of the contingent obligation was $3.5 million and the derivative component was $6.9 million. The cash component is included in other long term liabilities and the derivative component is included in derivative liabilities.

(c)	Sale of Pilar

On April 16, 2021, the Company completed the sale of its Pilar mine in Brazil to Pilar Gold Inc. for gross consideration of:

•	a $10.5 million cash payment on closing of the sale;
•	$27.5 million promissory note payable as follows:
◦	$10.0 million payable on or before May 31, 2021 (received); and
◦	$17.5 million payable on or before November 30, 2021
•	a 9.9% equity interest in Pilar Gold Inc.; and a
•	a 1% net smelter returns (“NSR”) royalty on production from Pilar.

The fair value of the consideration totaled $47.0 million which includes the fair values of the promissory note payable of $27.5 million, the investment in Pilar Gold Inc. of $4.8 million and the 1% NSR on production from Pilar of $5.8 million.

The Company recognized a gain of $45.4 million in connection with the sale, which is presented within other income (expense) (note 16).

(d)	Sale of interest in Solaris Resources

On April 28, 2021, the Company sold a portion of its shareholdings in Solaris totaling ten million units, including one common share and one-half common share purchase warrant, for gross proceeds of $66.7 million (C$82.5 million). Each whole warrant entitles the holder to acquire one common share of Solaris from the Company at a price of C$10.00 until April 28, 2022. Of the gross proceeds of $66.7 million, $57.6 million was allocated to the shares and $9.1 million was allocated to the warrants.

On disposition of the ten million common shares, the Company’s interest in Solaris was reduced to 19.9%. As a result, the Company determined it no longer had significant influence over Solaris and, therefore, equity accounting for the investment was discontinued. As a result, the carrying value of the Company’s investment in associate was derecognized and the Company’s interest retained was recognized at fair value.

12

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

4.	CORPORATE TRANSACTIONS (CONTINUED)

The following is a summary of the changes in the Company’s investment in Solaris for the nine months ended September 30, 2021:

Balance - December 31, 2020	$22,287
Share of net loss for the period of January 1 to April 28, 2021	(3,399)
Carrying value of investment sold	(7,318)
Reclassification of retained interest in Solaris	(11,570)
Balance - April 28, 2021	$—

During the second quarter of 2021, the Company recognized a gain on sale of Solaris shares of $50.3 million in other income (expense). The fair value of the warrants granted (the “Solaris warrant liability”) was recognized as a current derivative liability with changes in fair value at period end recognized in other income (expense). At September 30, 2021, the fair value of the Solaris warrant liability was $9.0 million. During the three and nine months ended September 30, 2021, the Company recognized a gain of $5.3 million and $0.1 million, respectively, on revaluation of the warrants in other income (expense).

Upon disposition of the Company’s partial interest in Solaris, the fair value of the Company’s retained investment was $197.6 million, consisting of shares (“Solaris Shares”) with a fair value of $136.0 million, recognized as marketable securities, and warrants (“Solaris Warrants”) with a fair value of $61.6 million, recognized as a derivative asset. For the nine months ended September 30, 2021, the Company recognized a gain on reclassification of the investment in Solaris of $186.1 million in other income (expense).

During the three and nine months ended September 30, 2021, the Company recognized a loss of $14.6 million and a gain of $22.3 million, respectively, on revaluation of the Solaris Shares. Changes in the fair value of the Solaris Shares are recognized in other comprehensive income while changes in the fair value of the Solaris Warrants are recognized in net income as they are derivative assets (note 9(a)(i)).

5.	INVENTORIES
	September 30, 2021	December 31, 2020
Heap leach ore (current and non-current)	$258,027	$268,703
Less: Non-current portion of heap leach ore	(138,082)	(130,888)
Current portion of heap leach ore	119,945	137,815
Stockpiles	7,825	13,514
Work-in-process	23,764	14,988
Supplies	42,578	37,473
Finished goods	8,254	4,500
Current inventory	$202,366	$208,290

Non-current inventory relates to heap leach ore at Mesquite and Castle Mountain not expected to be recovered in the next twelve months.

At September 30, 2021, an impairment charge of $1.4 million was recognized to adjust heap leach ore at Los Filos. Impairment charges of $0.1 million, $1.7 million and $0.2 million were recognized to adjust stockpiles, work-in-process and finished goods at RDM, respectively. An impairment charge of $1.7 million was recognized to adjust replacement parts at Mesquite. Impairment charges at Los Filos and Mesquite were recognized in operating expenses, the impairment charge at RDM was recognized in operating expenses and depreciation.

13

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
	Mineral properties	Plant and equipment	Construction in-progress	Other	Total

Cost

Balance - December 31, 2020	$1,372,327	$641,303	$35,642	$2,758	$2,052,030
Acquisition of Premier (note 4(a))	367,620	70,984	—	1,034	439,638
Investment in Greenstone (note 4(b))	57,413	42	—	—	57,455
Additions	138,741	99,796	80,751	651	319,939
Disposals	(5,925)	(85,632)	—	(150)	(91,707)
Change in reclamation cost asset	(1,286)	—	—	—	(1,286)
Foreign currency adjustment	(2,239)	6	—	—	(2,233)
Balance - September 30, 2021	$1,926,651	$726,499	$116,393	$4,293	$2,773,836

Accumulated depreciation

Balance - December 31, 2020	$90,734	$115,270	$—	$1,053	$207,057
Additions	60,831	74,750	—	776	136,357
Disposals	(4,774)	(75,760)	—	—	(80,534)
Foreign currency adjustment	—	(4)	—	—	(4)
Balance - September 30, 2021	$146,791	$114,256	$—	$1,829	$262,876

Net book value:
At December 31, 2020	$1,281,593	$526,033	$35,642	$1,705	$1,844,973
At September 30, 2021	$1,779,860	$612,243	$116,393	$2,464	$2,510,960

During the nine months ended September 30, 2021, the Company capitalized to construction-in-progress $47.8 million (December 31, 2020 - $3.5 million) of costs at Santa Luz and $27.0 million (December 31, 2020 - $nil) of costs at Greenstone.

Mineral properties at September 30, 2021 includes $63.4 million (December 31, 2020 - $63.4 million) allocated to the mineral interest at Los Filos and $394.9 million (December 31, 2020 - $nil) allocated to the mineral interest at Greenstone, which is not currently subject to depletion.

Certain of the Company’s mining properties are subject to royalty arrangements based on their NSRs or gross revenues. At September 30, 2021, the Company’s significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average life of mine NSR of 2.0%
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 1.5% EBITDA; 0.5% gross revenues
Mercedes	1%-2% NSR
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales

14

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

7.	INVESTMENT IN ASSOCIATES

Details of the Company’s investment in associates as at September 30, 2021 and December 31, 2020 are as follows:

Equity accounted for investee	Principal Activity	Principal place of business	Ownership interest (%)		Fair value(1)		Carrying amount
			2021	2020	2021	2020	2021	2020
Solaris(2)	Exploration	Ecuador	—	26.5	$—	$132,026	$—	$22,287
i-80 Gold Corp.	Producing	USA	29.4	—	$137,845	$-—	$105,024	$—
(1)	The fair value of the Company’s interest in i-80 Gold includes the fair value of 56.0 million common shares. The common shares were valued based on the quoted market price per share at September 30, 2021 of C$3.11 per share, which is a Level 1 input in terms of IFRS 13 - Fair Value Measurements.
(2)	At September 30, 2021, the Company’s investment in Solaris Shares is recognized within marketable securities and the Solaris Warrants in derivative assets (note 4(d)).

The following table summarizes the change in carrying amount of the Company’s investment in i-80 Gold:

Balance - December 31, 2020	$—
Acquired in Premier Acquisition	79,001
Shares acquired	30,211
Share of net income (loss)	(4,188)
Balance - September 30, 2021	$105,024

Immediately prior to the Premier Acquisition (note 4(a)), Premier completed the spin-out of i-80 Gold, a US-focused gold production and development company. The Company received 41.3 million shares in i-80 Gold through the Premier Acquisition, representing a 30% interest in i-80 Gold.

On April 7, 2021, the Company participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million (C$24.1 million). Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant entitles the Company to acquire one common share of i-80 Gold at a price of C$3.64 until September 18, 2022 (note 9(a)(ii)). Of the $19.2 million investment, the Company allocated $18.4 million to the shares and $0.8 million to the warrants.

In March 2021, the Company advanced $20.7 million to i-80 Gold as a loan. The loan was settled in exchange for the shares and warrants received in the private placement financing and a repayment by i-80 Gold of the remaining $1.5 million.

On May 27, 2021, the Company exercised its anti-dilution right under a support agreement dated April 7, 2021 between the Company and i-80 Gold. The Company subscribed for 5,479,536 common shares of i-80 Gold at a price of C$2.60 per common share, for a total investment of $11.8 million (C$14.2 million).

15

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

8.	LOANS AND BORROWINGS
	Note	September 30, 2021	December 31, 2020
Credit Facility	8(a)	$285,517	$289,910
2020 Convertible Notes	8(b)	128,627	126,645
2019 Convertible Notes	8(b)	130,949	128,686
		545,093	545,241
Less: Current portion of loans and borrowings		(26,667)	(13,333)
Non-current portion of loans and borrowings		$518,426	$531,908
(a)	Credit Facility

In March 2020, the Company amended its corporate revolving credit facility with a syndicate of lenders led by The Bank of Nova Scotia, Société Générale, Bank of Montreal and ING Capital LLC. The amended credit facility is comprised of a $400 million revolving loan (the “Revolving Facility”) and $100 million amortizing term loan (the “Term Loan”) (together, the “Credit Facility”). As at September 30, 2021, the Company had drawn the full amount of the Term Loan and $200 million from the Revolving Facility.

The Credit Facility bears interest at an annual rate of LIBOR plus 2.50% to 3.75%, subject to certain leverage ratios. The Revolving Facility matures on March 8, 2024, at which date it must be repaid in full and the Term Loan matures on March 10, 2025 with quarterly repayments equal to 6.67% of principal beginning September 30, 2021 through to maturity. The Company made the first quarterly repayment of $6.7 million on September 30, 2021.

The Credit Facility is secured by first-ranking security over all present and future property and assets of the Company. The Credit Facility is subject to standard conditions and covenants, including maintenance of a debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. As at September 30, 2021, the Company was in compliance with these covenants.

(b)	Convertible Notes

In April 2019, the Company issued $139.7 million in Convertible Notes (the “2019 Notes”) to Mubadala Investment Company (“Mubadala”) and Pacific Road Resources Funds (“Pacific Road”). The 2019 Notes mature on March 10, 2024 and bear interest at a fixed rate of 5% per year payable quarterly in arrears. The 2019 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $5.25 per share.

In March 2020, the Company issued $139.3 million in Convertible Notes (the “2020 Notes”) to Mubadala and Pacific Road. The 2020 Notes mature on March 10, 2025 and bear interest at a fixed rate of 4.75% per year payable quarterly in arrears. The 2020 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share.

Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company.

Security for the 2019 Notes and 2020 Notes includes a charge over all present and future property and assets of the Company and is subordinate to the Credit Facility.

16

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

8.	LOANS AND BORROWINGS (CONTINUED)
(c)	Loans and borrowings continuity

The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the nine months ended September 30, 2021:

Balance - December 31, 2019	$264,049
Debt assumed in Leagold Acquisition, including accrued interest	323,870
$380 million draw from Credit Facility, net of deferred financing costs	372,682
Debt component of Convertible Notes, net of deferred financing costs	124,622
Repayment of debt and accrued interest	(547,463)
Modification gain and transaction costs incurred on Credit Facility	(4,839)
Accretion and accrued interest	12,320
Balance - December 31, 2020	$545,241
Debt assumed in Premier Acquisition	17,649
Repayment of debt	(24,316)
Interest paid	(16,384)
Accretion and accrued interest	22,903
Balance - September 30, 2021	$545,093

9.	DERIVATIVE INSTRUMENTS
(a)	Derivative assets

The following is a summary of the Company’s derivative assets at September 30, 2021:

	Note	September 30, 2021
Solaris Warrants	9(a)(i)	$75,578
i-80 Gold warrants	9(a)(ii)	880
		$76,458
(i)	Solaris Warrants

The Company holds 10,218,750 warrants that are each exercisable into one common share of Solaris, with exercise prices ranging from C$1.20 - C$6.75 per share, and with expiry dates ranging between November 2022 and May 2023. The fair value of the Solaris Warrants is determined using the Black Scholes option pricing model with the following weighted average assumptions:

September 30, 2021
Risk-free rate	0.32%
Warrant expected life	1.53 years
Expected volatility	65.3%
Expected dividend	0.0%
Strike price (C$)	$1.74
Share price (C$)	$11.01

The fair value of the Solaris Warrants at September 30, 2021 was $75.6 million and was recognized as a non-current derivative asset. During the three and nine months ended September 30, 2021, the Company recognized a loss of $8.8 million and gain of $12.4 million (three and nine months ended September 30, 2020 - nil), respectively, on revaluation of the Solaris Warrants in other income (expense).

17

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

9.	DERIVATIVE INSTRUMENTS (CONTINUED)
(ii)	i-80 Gold warrants

The Company holds 2,318,596 warrants exercisable into one common share of i-80 Gold until September 18, 2022 (note 7). The fair value of the warrants is determined using the Black Scholes option pricing model with the following assumptions:

September 30, 2021
Risk-free rate	0.27%
Warrant expected life	0.97 years
Expected volatility	54.4%
Expected dividend	0.0%
Strike price (C$)	3.64
Share price (C$)	3.11

The fair value of the i-80 Gold warrants at September 30, 2021 was $0.9 million and was recognized as a current derivative asset. During the three and nine months ended September 30, 2021, the Company recognized gains of $0.3 million and $0.1 million (three and nine months ended September 30, 2020 - $nil), respectively, on revaluation of the i-80 Gold warrants in other income (expense).

(b)	Derivative liabilities

The following is a summary of the Company’s derivative liabilities at September 30, 2021 and December 31, 2020:

	Note	September 30, 2021	December 31, 2020
Gold collars and forward contracts	9(b)(i)	$37,653	$91,393
Foreign exchange contracts	9(b)(ii)	13,767	12,507
Equinox Gold warrant liability	9(b)(iii)	4,799	50,666
Solaris warrant liability	4(d), 9(b)(iv)	8,976	—
Stream Arrangement - Mercedes	9(b)(v)	42,374	—
Contingent consideration - Greenstone	9(b)(vi)	6,883	—
		114,452	154,566
Less: Current portion of derivative liabilities		(73,330)	(63,993)
Non-current derivative liabilities		$41,122	$90,573
(i)	Gold collars and forward contracts

As part of the Leagold Acquisition, the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,433 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. As of September 30, 2021, the Company had 45,000 ounces and 55,000 ounces remaining to be delivered under its gold collars and forward contracts, respectively.

The gold collars and forward contracts have not been designated as hedges and are recognized at fair value at the end of each reporting period with changes in fair value recognized in other expense.

18

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

9.	DERIVATIVE INSTRUMENTS (CONTINUED)

The fair value of gold collars and forward contracts at September 30, 2021 was a liability of $37.7 million (December 31, 2020 - $91.4 million), and was included in current derivative liabilities. For the three and nine months ended September 30, 2021 and 2020, the Company recognized the following in other income (expense) (note 16):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Realized loss on settlement of gold contracts	$10,109	$13,398	$31,214	$23,019
Unrealized (gain) loss on revaluation of gold contracts	(11,025)	10,160	(53,741)	24,083
	$(916)	$23,558	$(22,527)	$47,102
(ii)	Foreign exchange contracts

Certain of the Company’s expenditures at its Brazilian and Mexican operations are denominated in the Brazilian Réal (“BRL”) and the Mexican Peso (“MXP”), respectively. The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the BRL and MXP relative to the US dollar.

As at September 30, 2021, the Company had in place USD:BRL and USD:MXP put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$168,537	$9,706	4.78	5.62
MXP	44,000	—	20.60	23.77

The foreign exchange contracts have not been designated as hedges and are recognized at fair value at the end of each reporting period with changes in fair value recognized in other expense. The Company entered into these contracts at no premium and therefore incurred no investment costs at inception.

The fair value of foreign exchange contracts at September 30, 2021 was a liability of $13.8 million (December 31, 2020 - $12.5 million), of which $13.0 million (December 31, 2020 - $12.2 million) was recognized as current derivative liabilities. For the three and nine months ended September 30, 2021, the Company recognized the following in other income (expense) (note 16):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Realized loss on settlement of foreign exchange contracts	$1,741	$334	$1,741	$584
Unrealized loss on revaluation of foreign exchange contracts	8,870	2,675	1,260	25,233
	$10,611	$3,009	$3,001	$25,817
(iii)	Equinox Gold warrant liability

The Equinox Gold warrants were not issued for goods or services rendered and the functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative since a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the Equinox Gold warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

19

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

9.	DERIVATIVE INSTRUMENTS (CONTINUED)

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

	Note
Balance - December 31, 2020		$50,666
Issued in Premier Acquisition	4(a)	505
Warrants exercised		(4,099)
Change in fair value	16	(42,273)
Balance - September 30, 2021		$4,799

The fair value of non-traded warrants was calculated with the following weighted average assumptions:

	September 30, 2021	December 31, 2020
Risk-free rate	0.22%	0.18%
Warrant expected life	0.86 years	1.01 years
Expected volatility	44.9%	47.1%
Expected dividend	0.0%	0.0%
Share price (C$)	$10.86	$14.02

The fair value of traded warrants was based on the market price of C$0.01 per warrant on September 30, 2021 (December 31, 2020 - C$0.58).

(iv)	Solaris warrant liability

The fair value of the Solaris warrant liability is determined using the Black Scholes option pricing model at the period-end date, using the following weighted average assumptions:

September 30, 2021
Risk-free rate	0.19%
Warrant expected life	0.58 years
Expected volatility	54.3%
Expected dividend	0.0%
Share price (C$)	$11.01
(v)	Stream Arrangement - Mercedes

In connection with the acquisition of Premier (note 4(a)), the Company assumed obligations under a gold prepay and silver stream arrangement with a third party (the “Stream Arrangement”).

Under the terms of the agreement, the Company is required to deliver 1,000 troy ounces of gold quarterly, subject to adjustment based on the market price of gold, until the Company has delivered a total of 9,000 ounces. At September 30, 2021, the Company has delivered 1,800 troy ounces of gold towards the Stream Arrangement.

In addition, under the terms of the Stream Arrangement, the Company is required to deliver 100% of the silver production from the Mercedes Mine until the delivery of 3.75 million ounces, and 30% of silver production thereafter at a price equal to 20% of the prevailing silver price at the time of delivery. The Company is required to deliver a minimum of 300,000 ounces of silver in each calendar year until 2.1 million ounces of silver in aggregate have been delivered. At September 30, 2021, the Company has delivered 57,334 ounces of silver towards the Stream Arrangement.

20

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

9.	DERIVATIVE INSTRUMENTS (CONTINUED)

The Stream Arrangement was determined to be a derivative liability. At September 30, 2021, the fair value of the derivative liability associated with the Stream Arrangement was as follows:

	Note
Balance - December 31, 2020		$—
Assumed in Premier Acquisition	4(a)	40,369
Gold and silver delivered		(4,556)
Change in fair value	16	6,561
Balance - September 30, 2021		$42,374

At September 30, 2021, $13.7 million has been recognized as a current derivative liability.

(vi)	Contingent Consideration - Greenstone

As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021 (note 4(b)), the Company assumed contingent payment obligations. The obligation to deliver approximately 2,200 ounces of refined gold, or a combination thereof, after production milestones of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone was determined to be a derivative liability and is measured at fair value at the end of each reporting period.

The derivative liability is measured at fair value at the end of each reporting period. At September 30, 2021, the fair value of the derivative liability was $6.9 million. For the three and nine months ended September 30, 2021, the Company recognized a loss of $1.1 million and $1.2 million, respectively, on revaluation of the derivative liability in other income (expense).

10.	LEASES
(a)	Right-of-use assets
	Plant and equipment	Other
Balance - December 31, 2020	$16,383	$586
Additions	46,363	—
Depreciation	(10,091)	(300)
Balance - September 30, 2021	$52,655	$286
(b)	Lease liabilities
	September 30, 2021	December 31, 2020
Current lease liabilities included in other current liabilities	$17,445	$8,935
Non-current lease liabilities included in other long-term liabilities	28,872	9,949
	$46,317	$18,884

In February 2021, the Company entered into a new three-year lease agreement for the use of mining equipment to replace part of the Company’s mining fleet at Mesquite. The equipment was delivered between February and May 2021. The Company makes quarterly fixed payments for the usage of the assets during the contract period. On delivery of the trucks, the Company recognized a total of $39.8 million as a right-of-use asset and related lease liability.

21

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

11.	SHARE CAPITAL

(a)	Authorized and issued

The Company is authorized to issue an unlimited number of common shares with no par value.

(b)	Share issuances

On April 7, 2021, the Company completed a non-brokered private placement issuing 7,500,000 common shares of the Company at a price of C$10.00 per share for gross proceeds of C$75.0 million. Certain of the Company’s executives and directors subscribed for C$40.4 million in common shares, which is a related party transaction.

(c)	Share based compensation plans
(i)	Share purchase options

A summary of the Company’s share purchase options is as follows:

	Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding - December 31, 2020	2,919,070	$7.09
Issued in Premier Acquisition	2,813,747	7.27
Exercised	(1,657,721)	5.80
Expired/forfeited	(313,263)	15.04
Outstanding - September 30, 2021	3,761,833	$7.09

At September 30, 2021, the Company had the following options issued and outstanding:

Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $2.99	33,100	$1.89	4.78	33,100	$1.89
$3.00 - $4.99	523,380	4.56	3.44	523,380	4.56
$5.00 - $6.99	1,711,939	5.55	1.71	1,711,939	5.55
$7.00 - $8.99	640,284	8.61	0.59	640,284	8.61
$9.00 - $17.15	853,130	10.79	1.41	775,030	10.69
	3,761,833			3,683,733

At September 30, 2021, the weighted average exercise price of options exercisable was C$6.99.

(ii)	Restricted share units

Equity settled RSUs

During the nine months ended September 30, 2021, the Company granted 0.6 million Restricted Share Units (“RSUs”) (nine months ended September 30, 2020 - 0.4 million) and 0.4 million Performance Restricted Share Units (“pRSUs”) (nine months ended September 30, 2020 - 0.2 million) to directors, officers and employees. The Company does not issue pRSUs to independent directors. The fair value of RSUs was determined based on the Company’s share price on the date of grant. The weighted average share price for RSUs granted during the nine months ended September 30, 2021 was C$12.17 (nine months ended September 30, 2020 - C$9.82).

22

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

11.	SHARE CAPITAL (CONTINUED)

The pRSUs vest in two tranches and the number of shares issued will range from 0% to 200% of the grant based on the achievement of gold production targets and total shareholder return compared to the S&P Gold Miners Index over a three-year period. Compensation expense related to the pRSUs with the gold production performance condition is recognized over the three-year vesting period and the amount is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares, the number of pRSUs expected to vest, and the expected performance factor. Compensation expense for the pRSUs which vest based on the market condition is recognized over the three year vesting period based on the fair value of the award on the grant date.

A continuity table of the equity settled RSUs and pRSUs outstanding is as follows:

	RSUs	pRSUs
Outstanding - December 31, 2020	709,706	1,145,300
Granted	603,607	421,155
Settled	(387,480)	—
Forfeited	(41,936)	(1,100)
Outstanding - September 30, 2021	883,897	1,565,355

Cash settled RSUs

During the nine months ended September 30, 2021, the Company granted 0.1 million cash-settled RSUs (nine months ended September 30, 2020 - 0.1 million) with a weighted average grant date fair value of C$10.05 (nine months ended September 30, 2020 - C$7.49).

A continuity table of the cash settled RSUs outstanding is as follows:

	RSUs	pRSUs
Outstanding - December 31, 2020	144,800	—
Granted	67,800	7,700
Settled	(105,350)	—
Outstanding - September 30, 2021	107,250	7,700

The total fair value of cash settled RSUs outstanding as at September 30, 2021 was $0.5 million (December 31, 2020 - $1.2 million) and is included in other liabilities.

(iii)	Performance share units

In March 2020, the Company issued 369,915 replacement PSUs in the Leagold Acquisition, which are settled in cash. The PSUs vest in one tranche and the number of shares issued will range from 50% to 150% of the grant based on the achievement of total shareholder return compared to the VanEck Vectors Junior Gold Miners ETF (“GDXJ”) Index. Compensation expense related to the PSUs is recognized over the remaining vesting period and the amount is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares, the number of PSUs expected to vest, and the expected performance factor. All unvested PSUs expire on December 31, 2021.

PSUs outstanding
Outstanding - December 31, 2020	273,205
Settled	(48,355)
Outstanding - September 30, 2021	224,850

The total fair value of PSUs outstanding as at September 30, 2021 was $1.5 million (December 31, 2020 - $2.3 million) and is included in other current liabilities.

23

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

11.	SHARE CAPITAL (CONTINUED)
(iv)	Deferred share units

Under the terms of the Equinox Gold DSU Plan (“DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of deferred share units (“DSUs”) which are linked to the value of the Company’s common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, based on the five-day volume weighted average trading price of the Company’s common shares at the date of grant. DSUs vest immediately and are redeemable in cash for 90 days from the date a director ceases to be a member of the Board.

During the nine months ended September 30, 2021, the Company granted 0.1 million (nine months ended September 30, 2020 - 0.3 million) DSUs with a weighted average grant date fair value of C$9.96 (September 30, 2020 grants - weighted average grant date fair value of C$11.01).

A continuity table of the DSUs outstanding is as follows:

DSUs outstanding
Outstanding - December 31, 2020	125,437
Granted	35,695
Outstanding - September 30, 2021	161,132

The total fair value of DSUs outstanding as at September 30, 2021 was $1.1 million (December 31, 2020 - $1.3 million) and is included in other liabilities.

(v)	Share purchase warrants

A continuity of the Company’s share purchase warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding - December 31, 2020	19,025,158	$14.00
Issued in Premier Acquisition	393,400	10.42
Exercised	(1,360,649)	8.41
Expired	(371,729)	11.27
Outstanding - September 30, 2021	17,686,180	$14.40

At September 30, 2021, the Company had the following share purchase warrants issued and outstanding:

Range of exercise price (C$)(1)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$5.00 - $9.99	614,117	5.30	December 2022 - May 2023
$10.00 - $14.99	1,055,400	10.66	January 2022 - March 2022
$15.00	16,016,663	15.00	October 2021
	17,686,180
(1)	16,630,776 warrants with a weighted average exercise price of $14.64 are exercisable into one common share of Equinox Gold and one-quarter of a share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.

On October 6, 2021, 16,015,763 warrants with a strike price of C$15.00 expired unexercised.

24

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

11.	SHARE CAPITAL (CONTINUED)
(vi)	Share based compensation plans

The following table summarizes share-based compensation expense for the period:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Share purchase option expense	$45	$188	$1,631	$432
RSU and pRSU expense	1,923	1,607	5,334	3,981
PSU expense (recovery)	75	531	(278)	1,550
DSU (recovery) expense	(49)	124	(512)	572
Total compensation expense	$1,994	$2,450	$6,175	$6,535

Compensation expense included in:
General and administration	$1,598	$2,035	$5,246	$5,341
Operating expenses	362	317	846	898
Exploration	11	98	19	296
Construction-in-progress	23	—	64	—
	$1,994	$2,450	$6,175	$6,535

12.	REVENUE
(a)	Gold offtake arrangement

As part of the Leagold Acquisition, the Company assumed offtake arrangements with Orion Mine Finance (“Orion”) that provide for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, to Orion has been achieved. As at September 30, 2021, a total of 0.4 million ounces had been delivered to Orion under the terms of the offtake arrangements.

As part of the Premier Acquisition, the Company assumed an offtake arrangement with Orion that provides for gold offtake of 100% of the gold production from Mercedes, up to 55,250 ounces in 2021 and 58,500 ounces annually until expiry on March 1, 2027. For the three and nine months ended September 30, 2021, 9,225 ounces and 18,620 ounces, respectively, have been delivered to Orion under the terms of the offtake arrangement.

(b)	Silver streaming arrangement

As part of the Leagold Acquisition, the Company assumed a silver streaming agreement with Wheaton Precious Metals Corp. (“WPM”) under which the Company must sell to WPM a minimum of 5 million payable silver ounces produced by Los Filos from August 5, 2010 to the earlier of the termination of the agreement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract and at September 30, 2021 was $4.46 per ounce. As at September 30, 2021, 2.0 million ounces had been delivered to WPM under the terms of the streaming agreement.

25

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

13.	OPERATING EXPENSES

Operating expenses consist of the following components by nature:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Raw materials and consumables	$72,242	$50,877	$190,787	$130,354
Salaries and employee benefits	27,586	27,619	85,005	65,533
Contractors	31,129	23,107	79,486	55,693
Repairs and maintenance	17,466	10,129	41,787	24,959
Site administration	11,828	13,224	43,986	32,978
Royalties	7,685	6,416	18,625	16,062
	$167,936	$131,372	$459,676	$325,579
Change in inventories	(15,281)	(11,703)	(20,379)	(16,392)
Total operating expenses	$152,655	$119,669	$439,297	$309,187

14.	CARE AND MAINTENANCE

Care and maintenance costs for the three and nine months ended September 30, 2021 were $6.0 million and $15.2 million, respectively (three months ended September 30, 2020 - $13.1 million; nine months ended September 30, 2020 - $35.6 million.

Care and maintenance costs for the three and nine months ended September 30, 2021 at Los Filos were $6.0 million and $14.2 million, respectively, relating to a delayed restart in the first quarter of 2021 after a community blockade was lifted in December 2020 and the temporary suspension of operations as the result of a community blockade in June 2021.

Included in care and maintenance for the three and nine months ended September 30, 2020, was $13.1 million and $35.6 million, respectively, in mine standby costs resulting from government mandated shutdowns due to the COVID-19 pandemic at its operations in Mexico (three months ended September 30, 2020 - $12.2 million; nine months ended September 30, 2020 - $30.9 million) and certain of those in Brazil (three months ended September 30, 2020 - $nil; nine months ended September 30, 2020 - $2.9 million).

In addition, the Company’s Santa Luz mine incurred $0.8 million and $1.8 million in care and maintenance costs for the three and nine months ended September 30, 2020, prior to approval of construction by the Board of Directors in November 2020.

15.	GENERAL AND ADMINISTRATION

General and administration expenses for the Company consists of the following components by nature:

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Salaries and benefits		$4,002	$2,224	$9,896	$5,589
Share-based compensation	11(c)(vi)	1,598	2,035	5,246	5,341
Professional fees	4(a)	3,128	1,623	10,038	6,778
Office and other expenses		3,290	2,035	9,150	5,985
Amortization		426	225	963	641
Total general and administration		$12,444	$8,142	$35,293	$24,334

26

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

16.	OTHER INCOME (EXPENSE)

Other income (expense) consists of the following components:

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Foreign exchange (loss) gain		$(2,044)	$738	$(6,543)	$14,130
Realized and unrealized (loss) gain on gold contracts	9(b)(i)	916	(23,558)	22,527	(47,102)
Realized and unrealized (loss) on foreign exchange contracts	9(b)(ii)	(10,611)	(3,009)	(3,001)	(25,817)
Change in fair value of warrants	4(d), 9	1,014	(8,596)	58,329	(47,334)
Gain on sale of investments	4(d)	—	—	50,300	—
Gain on reclassification of investment in Solaris	4(d)	—	—	186,067	—
Gain on disposal of subsidiary	4(c)	—	—	45,417	—
Loss on disposal of plant and equipment		(3)	(269)	(4,374)	(269)
Expected credit losses		(1,087)	412	(954)	(6,074)
Income (loss) from investment in associate		(5,283)	(857)	(7,587)	(2,282)
Change in fair value of streaming arrangement	9(b)(v)	(6,986)	—	(6,561)	—
Change in fair value of contingent consideration	9(b)(vi)	(918)	—	(1,220)	—
Other income (expense)		1,701	(4,379)	(4,913)	(2,685)
Total other income (expense)		$(23,301)	$(39,518)	$327,487	$(117,433)

17.	SEGMENT INFORMATION
	Three months ended September 30, 2021
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other	Income (loss) from operations
Aurizona	$59,417	$(26,767)	$(9,496)	$(1,490)	$—	$21,664
Castle Mountain	13,115	(5,050)	(1,024)	(204)	—	6,837
Fazenda	27,954	(13,695)	(8,386)	(462)	—	5,411
Greenstone	—	—	—	(1,392)	(304)	(1,696)
Los Filos	57,119	(49,144)	(8,118)	(85)	(5,959)	(6,187)
Mercedes	18,758	(9,483)	(5,078)	(626)	—	3,571
Mesquite	40,050	(25,137)	(4,034)	—	—	10,879
RDM	28,716	(23,379)	(7,132)	(122)	—	(1,917)
Santa Luz	—	—	—	(1,056)	397	(659)
Corporate and other	—	—	—	(192)	(12,588)	(12,780)
	$245,129	$(152,655)	$(43,268)	$(5,629)	$(18,454)	$25,123

27

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

17.	SEGMENT INFORMATION (CONTINUED)

	Three months ended September 30, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other	Income (loss) from operations
Aurizona	$63,469	$(22,460)	$(10,620)	$(1,631)	$—	$28,758
Castle Mountain	—	—	—	(1,173)	—	(1,173)
Fazenda	29,235	(11,764)	(5,724)	—	—	11,747
Los Filos	37,217	(29,854)	(4,743)	(55)	(12,219)	(9,654)
Mesquite	59,639	(29,388)	(4,068)	—	—	26,183
Pilar	19,147	(10,369)	(4,523)	—	—	4,255
RDM	35,747	(15,834)	(6,390)	(9)	(1)	13,513
Santa Luz	—	—	—	—	(845)	(845)
Corporate and other	—	—	—	—	(8,136)	(8,136)
	$244,454	$(119,669)	$(36,068)	$(2,868)	$(21,201)	$64,648

	Nine months ended September 30, 2021
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other	Income (loss) from operations
Aurizona	$167,491	$(74,884)	$(26,865)	$(3,140)	$—	$62,602
Castle Mountain	29,971	(11,424)	(2,412)	(869)	—	15,266
Fazenda	82,324	(38,741)	(23,957)	(3,407)	—	16,219
Greenstone	—	—	—	(1,392)	(1,336)	(2,728)
Los Filos	158,459	(155,471)	(23,776)	(255)	(14,185)	(35,228)
Mercedes	38,049	(18,912)	(8,792)	(641)	—	9,704
Mesquite	126,240	(77,932)	(12,667)	—	—	35,641
Pilar	16,764	(10,708)	(7,355)	(134)	(925)	(2,358)
RDM	81,757	(51,225)	(16,906)	(196)	—	13,430
Santa Luz	—	—	—	(2,989)	—	(2,989)
Corporate and other	—	—	—	(295)	(34,036)	(34,331)
	$701,055	$(439,297)	$(122,730)	$(13,318)	$(50,482)	$75,228

	Nine months ended September 30, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other	Income (loss) from operations
Aurizona	$158,023	$(69,076)	$(29,933)	$(3,609)	$—	$55,405
Castle Mountain	—	—	—	(5,693)	—	(5,693)
Fazenda	58,441	(27,703)	(12,654)	—	—	18,084
Los Filos	79,461	(64,177)	(8,906)	(159)	(30,886)	(24,667)
Mesquite	184,458	(97,724)	(14,337)	—	—	72,397
Pilar	36,995	(19,927)	(7,680)	—	(1,945)	7,443
RDM	72,498	(30,580)	(14,678)	—	(937)	26,303
Santa Luz	—	—	—	—	(1,794)	(1,794)
Corporate and other	—	—	—	—	(24,335)	(24,335)
	$589,876	$(309,187)	$(88,188)	$(9,461)	$(59,897)	$123,143

28

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

17.	SEGMENT INFORMATION

Information about the carrying amount of the Company’s assets and liabilities by operating segment is detailed below:

	Total assets		Total liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Aurizona	$368,617	$338,792	$(47,738)	$(49,261)
Castle Mountain	245,452	227,157	(18,594)	(23,960)
Fazenda	168,659	180,397	(40,480)	(52,261)
Greenstone	453,475	—	(115,450)	—
Los Filos	1,113,352	1,066,378	(278,667)	(271,712)
Mercedes	120,968	—	(69,206)	—
Mesquite	316,760	262,758	(71,065)	(36,032)
Pilar	—	41,118	—	(21,099)
RDM	121,215	144,025	(40,168)	(42,146)
Santa Luz	212,248	209,215	(18,855)	(10,605)
Corporate and other	544,602	203,560	(635,656)	(717,801)
	$3,665,348	$2,673,400	$(1,335,879)	$(1,224,877)

Information about the Company’s non-current assets by jurisdiction is detailed below:

	September 30, 2021	December 31, 2020
Mexico	$1,052,363	$919,464
Brazil	715,374	686,804
Canada	660,401	28,014
United States	477,524	393,094
	$2,905,662	$2,027,376

18.	BASIC AND DILUTED EARNINGS PER SHARE

Information about the Company’s earnings per share (“EPS”), calculated on a basic and diluted basis, is detailed below:

	Three months ended
	September 30, 2021			September 30, 2020
	Weighted average shares outstanding	Net income (loss)	Earnings (loss) per share	Weighted average shares outstanding	Net Income (loss)	Earnings (loss) per share
Basic EPS	300,513,742	$(5,240)	$(0.02)	241,249,679	$3,236	$0.01
Dilutive share options	—	—		1,996,020	—
Dilutive RSUs	—	—		820,417	—
Diluted EPS	300,513,742	$(5,240)	$(0.02)	244,066,116	$3,236	$0.01

For the three months ended September 30, 2021, 17.9 million warrants, 1.1 million options, 0.9 million RSUs and 44.5 million shares issuable for the convertible notes (three months ended September 30, 2020 - 19.1 million warrants, 0.2 million options and 44.5 million shares issuable for convertible notes) were anti-dilutive.

29

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

18.	BASIC AND DILUTED EARNINGS PER SHARE

	Nine months ended
	September 30, 2021			September 30, 2020
	Weighted average shares outstanding	Net income	Earnings per share	Weighted average shares outstanding	Net Income (loss)	Earnings (loss) per share
Basic EPS	279,588,163	$370,814	$1.33	202,538,753	$(68,950)	$(0.34)
Dilutive share options	1,221,832	—		—	—
Dilutive RSUs	1,726,208	—		—	—
Dilutive convertible notes	44,458,210	12,953		—	—
Dilutive warrants	994,582	(6,364)		—	—
Diluted EPS	327,988,995	$377,403	$1.15	202,538,753	$(68,950)	$(0.34)

For the nine months ended September 30, 2021, 17.9 million warrants and 0.4 million options (nine months ended September 30, 2020 - 16.2 million warrants, 0.4 million options, 0.8 million RSUs and 37.6 million shares issuable for convertible notes) were anti-dilutive.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital for the three and nine months ended September 30, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Accounts receivable and other assets	$29,190	$(6,426)	$21,630	$274
Inventory	(6,968)	(7,869)	4,549	9,533
Accounts payable and accrued liabilities	(5,784)	(3,299)	(2,750)	(21,174)
Net change in working capital	$16,438	$(17,594)	$23,429	$(11,367)

During the three and nine months ended September 30, 2021 the Company conducted the following non-cash investing and financing transactions:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Non-cash changes in accounts payable in relation to capital expenditures	$(19,990)	$(10,532)	$(19,374)	$(14,587)
Right-of-use assets recognized (note 10(a))	6,606	167	46,363	13,613
Shares, options, warrants, DSUs and PSUs issued in business combinations	—	—	408,273	764,083
Contingent consideration (note 4(b))	—	—	8,933	—
Non-cash procceds from Sale of Pilar (note 4(c))	—	—	10,650	—

30

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

20.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company’s financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at September 30, 2021, there are no substantial changes to the market risk described in Note 28: Financial Instrument Risk Exposure and Risk Management to the Company’s Consolidated Annual Financial Statements, except for those described below.

The Company’s functional currency is the US dollar. The acquisition of Premier on April 7, 2021 (note 4(a)) included assets and liabilities denominated in the Canadian Dollar and Mexican Peso, which increased the Company’s exposure to currency risk on the related transactions and balances.

The Company manages its exposure to fluctuations in commodity prices, and foreign exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. Details of these contracts are included in Note 9.

21.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

As at September 30, 2021, marketable securities, excluding Pilar Gold Inc. (“PGI”) shares, and listed Equinox Gold warrants of the Company are measured at fair value using Level 1 inputs. The fair value of the investment in i-80 Gold for disclosure purposes also uses Level 1 inputs. Non-listed Equinox Gold warrants, Solaris Warrants, i-80 Gold warrants, Solaris warrant liability, gold collars and forward contracts and foreign exchange collars are measured at fair value using Level 2 inputs. The fair value of the long-term receivables, Convertible Notes and Revolving Facility, for disclosure purposes, are determined using Level 2 inputs. The fair value of the Stream Arrangement, PGI shares and derivative component of the contingent obligation are measured at fair value using Level 3 inputs. There were no transfers between fair value levels during the nine months ended September 30, 2021.

The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities, excluding PGI shares, and the investment in i-80 Gold is measured based on the quoted market price of the related common shares at each reporting date.

The fair value of the listed Equinox Gold warrants is measured based on the quoted market price of the warrants at each reporting date. The fair values of the non-listed Equinox Gold warrants, Solaris Warrants, i-80 Gold warrants and Solaris warrant liability are determined using an option pricing formula (note 9).

The fair value of gold collars and forwards swap contracts is measured based on forward gold prices and the fair value of foreign exchange contracts is measured based on forward foreign exchange rates.

The fair value of the long-term receivables, Convertible Notes, Credit Facility and cash component of the contingent obligation for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk. The fair value of Convertible Notes includes the fair value of the conversion option (note 8(b)) determined using an option pricing formula.

31

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

21.	FAIR VALUE MEASUREMENTS

The fair value of the Stream Arrangement is determined based on the net present value of the expected future cash flows and a discount rate that includes the risk premium that market participants require (note 9(b)(v)).

The fair value of the derivative component of the contingent obligation is determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.

The following table provides the fair value of each classification of financial instrument:

	September 30, 2021	December 31, 2020

Loans and receivables:
Cash and cash equivalents	$300,319	$344,926
Restricted cash	12,422	3,210
Trade receivables	5,598	17,212
Receivable from asset sales	16,178	6,429
Long-term receivables	4,301	5,768
Reclamation bonds and other receivables	136	136
Financial assets at FVTPL:
Marketable securities	2,079	3,121
Derivative assets	76,458	—
Financial assets at FVOCI:
Marketable securities	157,533	—
Total financial assets	$575,024	$380,802

Financial liabilities at FVTPL:
Traded warrants	$317	$36,455
Non-listed warrants	13,458	14,211
Gold collars and forward contracts	37,653	91,393
Foreign exchange contracts	13,767	12,507
Cash settled equity awards	1,652	4,831
Stream arrangement	42,374	—
Contingent obligation	6,883	—
Other:
Accounts payable and accrued liabilities	137,032	119,641
Convertible Notes(1)	379,693	521,873
Credit Facility	294,071	300,599
Total financial liabilities	$926,900	$1,101,510
(1)	At September 30, 2021, the fair value of Convertible Notes represents the fair value of the debt component of $278.0 million (December 31, 2020 - $281.5 million) and the fair value of the equity component of $101.7 million (December 31, 2020 - $240.4 million).

32

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

22.	COMMITMENTS AND CONTINGENCIES

At September 30, 2021, the Company had the following contractual obligations outstanding which are expected to be settled in the time periods indicated:

	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$631,692	$47,998	$47,703	$380,290	$155,701	$—	$—
Accounts payable and accrued liabilities	137,032	137,032	—	—	—	—	—
Reclamation obligations(1)	185,044	5,098	9,939	11,893	15,639	19,897	122,578
Purchase commitments	106,296	85,988	10,107	5,343	2,647	2,207	4
Gold contracts	37,653	37,653	—	—	—	—	—
Foreign exchange contracts	13,767	12,963	804	—	—	—	—
Lease commitments	50,254	17,915	18,318	12,919	1,082	6	14
Total	$1,161,738	$344,647	$86,871	$410,445	$175,069	$22,110	$122,596
(1)	Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At September 30, 2021, the Company recognized a legal provision for these items totaling $11.2 million (December 31, 2020 - $13.2 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines may be imposed as a result of non-compliance within a five-year statute of limitations.

In March and April 2021, the Company received notices from the Brazilian government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $8.0 million. An historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company and its advisors believe the fines are without merit. No amount has been recognized in the financial statements in relation to the fines.

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Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2021 and 2020

22.	COMMITMENTS AND CONTINGENCIES

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company continues to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the economy, and on the Company’s financial and operational performance, is uncertain at this time.

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